NEITHER THIS CONVERTIBLE PROMISSORY NOTE NOR THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE LAWS OF ANY STATE. NEITHER THIS INSTRUMENT NOR THE SECURITIES ISSUABLE UPON CONVERSION HEREOF MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

CONVERTIBLE PROMISSORY NOTE

$_____ _____, 2019

For value received, **New Moon Clothing, Inc.** (DBA Purse for the People), a Montana benefit corporation (***"Payor"***), promises to pay to _____ or its assigns (***"Holder"***) the principal sum of _____ **dollars ($**_____**)**, or such lesser amount as shall then equal the outstanding principal balance hereunder, together with simple interest on the unpaid principal balance at the rate of five percent (5%) per annum. Interest will be paid in kind, shall commence with the date hereof, and shall continue on the outstanding principal until paid in full or converted as provided herein. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed.

1. This note (the ***"Note"***) is issued pursuant to the terms of that certain Convertible Note Purchase Agreement (the ***"Agreement"***), dated as of _____, by and between Payor and Holder, and pursuant to the terms on the Crowdfund Mainstreet platform. All notes issued pursuant to convertible note purchase agreements in substantially the same form as the Agreement shall be referred to herein as the ***"Notes."***

2. All payments of interest and principal shall be in lawful money of the United States of America and shall be made to Holder. All payments shall be applied first to accrued interest, and thereafter to principal.

3. In the event Payor issues and sells shares of its Equity Securities (as defined below) to investors (the ***"Investors"***) on or before December 31, 2023 (the ***"Maturity Date"***), in a certain financing in which Payor raises at least three hundred thousand dollars ($300,000) in gross proceeds (excluding the amount of any Note being converted) with the principal purpose of raising capital (a ***"Qualified Financing"***), then, at Holder's option, the outstanding principal balance of this Note, together with all accrued and unpaid interest under the Note, may convert into Equity Securities at a ten percent (10%) discount from the price paid by Investors in the Qualified Financing. Other than the purchase price, this Note shall convert into equity on the same terms and conditions given to the Investors in the Qualified Financing.

For purposes of this Note, the term ***"Equity Securities"*** shall mean shares of Payor's preferred equity securities sold in a Qualified Financing following the date hereof, except that such defined term shall not include any security granted, issued and/or sold by Payor to any employee or consultant in such capacity.

4. In the event of a Change of Control (as defined below), Holder shall have the right, but not the obligation, to apply all unpaid principal and interest, in part or in whole, to the acquisition of the most senior series of preferred equity securities of the surviving entity outstanding or, if no such preferred equity securities are outstanding, non-preferred equity securities of the surviving entity outstanding, at a 5% discount.

"Change of Control" is defined as follows: (i) any person becomes the beneficial owner of more than 50% of the outstanding voting securities of Payor having the right to vote for the election of members of the governing body; (ii) any reorganization, merger, or consolidation of Payor, other than a transaction or series of related transactions in which the holders of the voting securities of Payor outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of Payor or such other surviving or resulting entity; or (iii) a sale, lease, or other disposition of all or substantially all of the assets of Payor.

5. If no Qualified Financing or Change of Control has occurred before or on the Maturity Date, Payor shall pay Holder all outstanding principal under the Note within 90 days after the Maturity Date. At Payor's option, all accrued but unpaid interest outstanding on the Maturity Date may be paid to Holder in cash or converted into preferred equity securities of the Payor within 90 days after the Maturity Date.

6. At any time prior to a Qualified Financing, so long as Payor does not anticipate that a Qualified Financing will be consummated within the succeeding 90-day period, Payor shall have the option to convert all outstanding principal, together with all accrued and unpaid interest under the Note, into a class of preferred stock with substantially the same terms as those described in the Appendix hereto.

7. No fractional shares shall be issued upon conversion of this Note. In lieu of any fractional shares to which Holder would otherwise be entitled, the number of shares issuable shall be rounded down to the next whole number and Payor shall, in lieu of issuance of any fractional share, pay to Holder a sum in cash equal to the fair market value, as determined in good faith by Payor's Board of Directors, of any fractional share.

8. Payor shall not have the right to prepay the outstanding principal on any of the Notes without the prior written consent of the holders holding more than fifty percent (50%) of the aggregate outstanding principal balance of all of the Notes (*"Majority in Interest"*).

9. All prepayments shall be applied first to interest and then to principal. Payor shall have the absolute right to prepay accrued interest at any time during the term of the Note.

10. If there shall be any Event of Default hereunder, at the option and upon the declaration of Holder and upon written notice to Payor (which election and notice shall not be required in the case of an Event of Default under Section 10(c) or 10(d)), this Note shall accelerate

and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an *"Event of Default"*:

(a)   Payor fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any accrued interest or other amounts due under this Note on the date the same becomes due and payable;

(b)   Payor shall default in its performance of any covenant under the Agreement;

(c)   Payor files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(d)   An involuntary petition is filed against Payor (unless such petition is dismissed or discharged within sixty (60) days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Payor).

11.   This Note shall be subordinated to all indebtedness of Payor to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money ("Senior Debt"). Payor hereby agrees, and by accepting this Note, Holder hereby acknowledges and agrees, that so long as any Senior Debt is outstanding, upon notice from the holders of such Senior Debt (the "Senior Creditors") to Payor that an event of default, or any event which the giving of notice or the passage of time or both would constitute an event of default, has occurred under the terms of the Senior Debt (a "Default Notice"), Payor will not make, and Holder will not receive or retain, any payment under this Note. Nothing in this paragraph will preclude or prohibit Holder from receiving and retaining any payment hereunder unless and until Holder has received a Default Notice (which will be effective until waived in writing by the Senior Creditors) or from converting this Note or any amounts due hereunder into securities of Payor as provided elsewhere in this Note.

12.   This Note is unsecured.

13.   Payor hereby waives demand, notice, presentment, protest and notice of dishonor.

14.   This Note shall be governed by and construed under the laws of the State of Montana, without giving effect to conflicts of laws principles.

15.   Any provision of the Notes may be amended, modified or supplemented, and waivers of any provision of the Notes may be given, if Payor and the Majority in Interest consent in writing to the amendment or waiver. In addition, any such amendment, modification, or supplement may be made, or waiver given, with respect to a particular Note by written consent of Payor and the holder of the Note, as long as such amendment, modification, supplement, or waiver would not materially or adversely affect the holders of the other Notes or disproportionately advantage the holder of the relevant Note.

IN WITNESS WHEREOF, Payor has caused this **CONVERTIBLE PROMISSORY NOTE** to be executed by its duly authorized officer as of _____, 20_____

NEW MOON CLOTHING, INC.

By: _____
Name: Carole Murphy
Title: President

PREFERRED STOCK TERMS
OF NEW MOON CLOTHING, INC.
(THE "COMPANY")

Securities Offered:	Preferred Stock
Purchase Price:	$13 per share (**"Original Issue Price"**) based on a pre-money valuation of $2,888,886.
Preferred Dividends:	Preferred Shareholders will be entitled to receive annual non-cumulative dividends, when, as, and if declared by the Board, out of any funds and assets of the Company legally available therefor.
	In any year, unless each Preferred Shareholder receives a dividend of at least six percent (6%) of the Original Issue Price (as adjusted for any future stock dividends, combinations, splits, recapitalizations, and the like) (the **"Base Preferred Dividend"**), no dividend shall be paid or declared on any Common Stock.
	Additional Preferred Dividends
	In any year in which the Preferred Shareholders receive the Base Preferred Dividend and the Common Shareholders receive a per share dividend equal to that received by the Preferred Shareholders, Preferred Shareholders shall fully participate in any additional dividends paid to the Common Shareholders on a per share basis (for example, if the Common Shareholders receive an additional dividend of five cents per share, the Preferred Shareholders shall also receive an additional dividend of five cents per share).
Redemption by Shareholder:	Following the second anniversary of his or her investment, a Preferred Shareholder may request redemption of his or her stock. If the Preferred Shareholder requests a redemption in the third year of investment, the Board has the discretion to pay 70 percent of the Original Issue Price. In the fourth year, the Board has the discretion to pay 80 percent of the Original Issue Price. In the fifth year, the Board has the discretion to pay 90 percent of the Original Issue Price. Thereafter, the redemption price shall be equal to the Original Issue Price.
	If the Company determines that a requested redemption may impair the Company's ability to operate effectively, the Board may limit, postpone, or refuse the redemption. Redemptions may be paid in the form of cash or promissory notes.
Redemption by Company:	The Company reserves the right to redeem any or all, or any portion of, Preferred Stock at any time. The Redemption Price, in the case of a redemption elected by the Company, shall be equal to the Original Issue Price.

	Notwithstanding the foregoing, the Company shall not exercise its redemption right within 90 days of the sale of the Company.
Liquidation preference (in the case of dissolution or sale):	After repayment of indebtedness and allowance for any reserves which are reasonably necessary for contingent or unforeseen liabilities or obligations of the Company, liquidation proceeds shall be paid as follows: • first, to the holders of Preferred Stock, in an amount per share equal to the Original Issue Price (subject to adjustment for any stock split or combination or other similar event) plus the amount of any declared but unpaid dividends thereon; • second, to the holders of Common Stock, in an amount per share equal to the Original Issue Price for the Preferred Stock (subject to adjustment for any stock split or combination or other similar event and certain dilutive issuances) plus the amount of any declared but unpaid dividends thereon; and • third, to the holders of Preferred Stock and Common Stock, pro rata on an as-converted to Common Stock basis. Any merger or consolidation involving the Company (unless stockholders of the Company own a majority of the voting power of the surviving or acquiring entity) or any sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be considered a liquidation triggering payment of the foregoing amounts.
Conversion:	Shares of Preferred Stock will be convertible into shares of Common Stock only if (a) requested by the holder of such shares of Preferred Stock and (b) approved in writing by the Company in its sole discretion. The conversion ratio shall initially be 1:1. The conversion ratio shall be appropriately adjusted in the case of any stock split or combination or other similar event. In addition, subject to customary exceptions, the conversion ratio shall be adjusted, on a broad-based weighted average basis, if the Company issues additional securities at a purchase price less than the then-current conversion price.
Voting rights:	The Preferred Shareholders shall have no voting rights.